Room 4561

March 21, 2007

Mr. Subramanian Sundaresh
President and Chief Executive Officer
Adaptec, Inc.
691 S. Milpitas Blvd.
Milpitas, CA 95035

      Re: Adaptec, Inc.
            Form 10-K for Fiscal Year Ended March 31, 2006
            File No. 000-15071

We have completed our review of your Form 10-K for the year ended December 31, 2005 and have no further comments at this time.

           Very truly yours,

           Mark Kronforst
           Accounting Branch Chief